SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of June 23 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                              Press enquiries:

                                  Patrick Murphy, tel: +44 115 906 4151; email:
                                                     patrick.murphy@marconi.com

                 Joe Kelly, tel: +44 20 7306 1771; email: joe.kelly@marconi.com

                                                            Investor enquiries:

            Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com


     KINGSTON COMMUNICATIONS DEPLOYS MARCONI SOFTSWITCH TO REDUCE OPEX AND
                              FUTURE-PROOF NETWORK


 Marconi's SoftSwitch provides Kingston Communications with immediate opex and capex savings and will form the basis of its next-generation broadband network


London and Hull - 23 June 2003 - Marconi Corporation (London: MONI) has signed a frame contract with UK service provider Kingston Communication for the supply of its next-generation switching product, SoftSwitch. The agreement allows for deployment following extensive proving trials of SoftSwitch by Kingston Communications, and will enhance the capacity of its existing network. A successful pilot will allow the operator to migrate its voice and data services onto a single, packet-based network, reducing costs and opening up the possibility of new broadband services and commercial applications for its business and residential customers

"Marconi next-generation SoftSwitch will supplement our existing infrastructure, helping to protect and grow our revenues," said Neil Gower, Managing Director, Kingston Infrastructure. Its next-generation switching technology means that we are future proofing the network while delivering cost-savings against legacy equipment".

SoftSwitch will make it easier for the operator to scale up services for both business and residential customers. It offers the potential for a managed centrex capability that will reduce operational expenditure for Kingston Communications' customers. For teleworkers, the SoftSwitch enables broadband services for the home with options for multiple phones, voice, video and data services such as videoconferencing to enhance the experience of employees migrating to remote working.


"Kingston Communications has always prided itself in its leading-edge network," said Rod Smith, Marconi's EVP, Northern Europe. "We have worked closely together for many years, bringing the latest telecommunication technology to market. This strengthens the relationship between our two companies, giving Kingston Communications a true standards-based next-generation broadband network that will take it through its centennial celebrations next year and for many years to come."


ENDS/...


About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 23 June 2003